April 29, 2009

Via U.S. Mail and Facsimile (949-614-1867)

Jack A. Hockema
President and Chief Executive Officer
Kaiser Aluminum Corporation
27422 Portola Parkway, Suite 350
Foothill Ranch, California 92610

> **Re:** **Kaiser Aluminum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 20, 2009**
> **File No. 0-52105**
> **Response Letter Dated April 10, 2009**

Dear Mr. Hockema:

We refer you to our comment letter dated March 31, 2009 regarding business contacts with Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance